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                                                                    EXHIBIT 99.2

                                  SUPPLEMENT A
                                TO THE SPSS INC.
            CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.  PURPOSE.

     The Sarbanes-Oxley Act of 2002 (the "Act") requires the Audit Committee (the "Committee") of the Board of Directors (the "Board") of SPSS Inc. (the "Company") to pre-approve any non-audit related services performed by the Company's independent auditor. The Committee must evaluate these non-audit related services to ensure that such services would not impair the auditor's independence from the Company. This Supplement A to the SPSS Inc. Charter of the Audit Committee of the Board of Directors (the "Committee Charter") sets forth the procedures and conditions pursuant to which the Committee may pre-approve non-audit related services proposed to be performed by the Company's independent auditor (the "Pre-Approval Policy").

     Section 4(f) of the Committee Charter specifically grants to the Committee the authority to delegate pre-approval authority to one or more designated members of the Committee, provided that such decisions are presented to the full Committee for ratification at its next scheduled meeting. This Pre-Approval Policy supplements the Committee Charter and is consistent with the terms thereof. The Company's independent auditor has reviewed the policies set forth in this Pre-Approval Policy and have agreed to satisfy the provisions hereof applicable to the Company's independent auditor.

2.  PRE-APPROVAL CONDITIONS

     In determining whether to pre-approve certain non-audit related services, the Committee will consider multiple factors taken as a whole, including without limitation, the following:

          (a) whether proposed services have been specifically prohibited by the Securities and Exchange Commission (the "SEC");

          (b) whether the Company's independent auditor is best positioned to provide the most effective and efficient service; and

          (c) whether an appropriate ratio exists between the total amount of fees for audit services, audit-related services, tax services and other services which are non-audit related services.

3. PRE-APPROVAL PROCEDURE

     Requests for the Company's independent auditor to perform non-audit related services shall be made pursuant to the following procedure:

          (a) Company Request

          (i) The Company shall submit a written request (the "Company Request") to its independent auditor, which request shall include the following:

             (A) a detailed description of the type and scope of the non-audit related service that the Company desires its independent auditor to perform (the "Requested Non-Audit Related Services"); and

             (B) a written explanation as to why the Company believes that the Company's independent auditor is best positioned to provide the most effective and efficient service.

          (ii) The Company Request shall be sent via electronic mail, facsimile or United States mail to the Company's independent auditor with a copy to the Committee chairman.
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          (b) Auditor Response

          (i) Upon the receipt of the Company Request, the Company's independent auditor shall calculate the fees that would be charged by the independent auditor in providing the Requested Non-Audit Related Services.

          (ii) The Company's independent auditor shall provide the following to the Committee's chairman via electronic mail, facsimile or United States mail:

             (A) a written description of the Requested Non-Audit Related Services;

             (B) a written description of the fees that would be charged by the independent auditor in providing the Requested Non-Audit Related Services, which description shall include (A) the amount of such fees denominated in the applicable local currency and (B) the amount of such fees denominated in United States dollars (the "Dollar Denominated Fee");

             (C) a written request for Committee approval of the Requested Non-Audit Related Services in the amount of (A) the Dollar Denominated Fee plus (B) ten percent (10%) of the Dollar Denominated Fee rounded to the nearest $1,000. If the amount of the Dollar Denominated Fee exceeds $10,000, the request required by this Section 3(b)(ii)(C) shall be in the form of a formal engagement letter.

          (c) Committee Decision.

          (i) The Committee chairman shall review the materials provided pursuant to Section 3(b)(ii) above.

          (ii) If the Committee chairman determines that the Requested Non-Audit Related Services are appropriate, the Committee chairman is authorized to and shall approve the Requested Non-Audit Related Services. The Committee chairman shall provide written notice of such approval to the Company's independent auditor and the Company via electronic mail, facsimile or United States mail. Notwithstanding the foregoing, if the written request for Committee approval required by Section 3(c)(ii) above requires a formal engagement letter, the Committee chairman shall evidence approval of the Requested Non-Audit Related Services by executing the engagement letter and returning an executed copy to the Company's independent auditor via facsimile or United States mail.

          (iii) The Committee chairman shall collect all materials relating to Requested Non-Audit Related Services, including without limitation, the Committee chairman's authorization of such Requested Non-Audit Related Services and shall present a copy of all such material to the full Committee for ratification at the next scheduled Committee meeting.

          (iv) All written correspondence relating to Requested Non-Audit Related Services shall be included in the official records of the Committee.

4.  PROHIBITED SERVICES

     Notwithstanding the procedure set forth in Section 3 above, neither the Committee chairman nor the full Committee shall have the authority to approve non-audit related services that have been specifically prohibited by the SEC. The non-audit related services that have been specifically prohibited by the SEC are:

          (a) Bookkeeping and other services related to the accounting records or financial statements of SPSS;

          (b) Financial information systems design and implementation;

          (c) Appraisal or valuation services, fairness opinions or contribution-in-kind reports;

          (d) Actuarial services;

          (e) Internal audit outsourcing services;

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          (f) Management functions;

          (g) Human resources;

          (h) Broker-dealer, investment adviser or investment banking services;

          (i) Legal services;

          (j) Expert services unrelated to the audit.

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